Exhibit 99.1

Blue Gold Announces Receipt of Nasdaq Notification Regarding Minimum Market Value of Publicly Held Shares Deficiency

NEW YORK, NY, July 27, 2026 /PRNewswire/ — Blue Gold Limited (Nasdaq: BGL) (Nasdaq: BGLWW) (“Blue Gold” or the “Company”), a gold mining company with the infrastructure to deliver gold from mine-to-wallet, today announced that the Company received a notification letter (the “Notification Letter”) from the Listing Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”), notifying the Company that it is currently not in compliance with the minimum Market Value of Publicly Held Shares ("MVPHS") requirement set forth under Nasdaq Listing Rule 5550(b)(2).

Nasdaq Listing Rule 5450(b)(3)(C) requires companies listed on the Nasdaq Global tier to maintain a minimum MVPHS of US$15 million and Nasdaq Listing Rule 5810(c)(3)(D) provides that a deficiency exists if a company fails to meet the minimum MVPHS requirement for a period of 30 consecutive business days. Based on the market value of the Company from June 10, 2026, to July 23, 2026, the Company no longer meets the minimum market value requirement.

The Notification Letter does not impact the Company’s listing on The Nasdaq Capital Market at this time. In accordance with Nasdaq Listing Rule 5810(c)(3)(D), the Company has been provided 180 calendar days, or until January 20, 2027, to regain compliance with Nasdaq Listing Rule 5540(b)(3)(C). To regain compliance, the Company’s MLPHS must closed at $15,000,000 or more for a minimum of 10 consecutive business days. In the event the Company does not regain compliance by January 20, 2027, the Company may be eligible for additional time to regain compliance or may face delisting. In the event of such a notification, the Nasdaq rules permit the Company an opportunity to appeal Nasdaq’s determination.

The Company’s business operations are not affected by the receipt of the Notification Letter. The Company intends to actively monitor its MVPHS and evaluate available options to regain compliance within the applicable compliance period. As part of this process, the Company currently intends to apply to transfer its listing to The Nasdaq Capital Market, subject to meeting the applicable continued listing requirements.

About Blue Gold Limited

Blue Gold Limited (Nasdaq: BGL) (Nasdaq: BGLWW) is gold mining company with the infrastructure to deliver gold from mine-to-wallet. The Company’s mission is to explore, develop and operate high-quality mining projects while leveraging modern technologies to sell the gold directly to end customers in tokenized form. Blue Gold prioritizes growth, sustainable development, and transparency in all its business practices. We believe that our commitment to responsible mining will enable us to create value for our shareholders while minimizing our environmental footprint.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the safe harbor for forward-looking statements provided by Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on these forward-looking statements, which are current only as of the date of this press release. Each of these forward-looking statements involves risks and uncertainties. Important factors that could cause actual results to differ materially from those discussed or implied in the forward-looking statements include, but are not limited to: general economic or political conditions; negative economic conditions that could impact Blue Gold Limited and the gold industry in general; reduction in demand for Blue Gold Limited’s products; changes in the markets that Blue Gold Limited targets; and any change in laws applicable to Blue Gold Limited or any regulatory or judicial interpretation. As a result, we cannot assure you that the forward-looking statements included in this press release will prove to be accurate or correct. These and other important factors and risks are discussed in Blue Gold Limited’s annual report on Form 20-F, filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 29, 2026, and other filings with the SEC. In light of these risks, uncertainties, and assumptions, the future performance or events described in the forward-looking statements in this press release might not occur. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results, and we do not assume any responsibility for the accuracy or completeness of any of these forward-looking statements. Except as required by applicable law, we do not undertake any obligation to, and will not, update any forward-looking statements, whether as a result of new information, future events, or otherwise. For more information regarding Blue Gold Limited, please visit our website at bluegoldltd.com

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities.

For Further Information Contact:

Dave Gentry

RedChip Companies, Inc.

1-800-REDCHIP (733-2447)

1-407-644-4256

BGL@redchip.com